[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 30, 2024

Raymond Be Shandy Pumphrey Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Advent Convertible and Income Fund Registration Statement on Form N-2 (File Nos. 333-280964 and 811-21309)

Dear Mr. Be and Ms. Pumphrey:

We are in receipt of the telephonic comments of the staff of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement on Form N-2 (the “Registration Statement”) of Advent Convertible and Income Fund (the “Fund”) that was filed with the SEC on July 23, 2024. The Fund has considered your comments and authorized us to make on its behalf the responses discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response. Changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

Disclosure Comments

Comment 1      Prospectus Cover Page -- Investment Strategy. It states that “Managed Assets” means “the total assets of the Fund, including assets attributable to the Fund’s use of leverage, minus the sum of its accrued liabilities (other than liabilities incurred for the purpose of creating leverage).” Please confirm supplementally that Managed Assets encompasses net assets plus borrowings for investment purposes as used in Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”)

The Fund hereby confirms that Managed Assets, as defined in the Prospectus, encompasses net assets plus borrowings for investment purposes as used in Rule 35d-1 under the 1940 Act.

Comment 2       Prospectus Cover Page -- Common Shares. We note that you disclose net asset value as of July 8, 2024. Please supplementally confirm your intention to disclose net asset value as of the most recent practicable date in connection with any shelf takedown.

The Fund supplementally confirms that the Amendment discloses net asset value as of the most recent practicable date and the prospectus supplement for any shelf takedown will disclose net asset value as of the most recent practicable date.

Securities and Exchange Commission

August 30, 2024

Comment 3      Prospectus Cover Page – Use of Leverage. Please supplementally explain how the Fund’s mix of leverage relates to the requirements of Section 18 of the 1940 Act and Rule 18f-4 under the 1940 Act.

With respect to the Fund’s borrowings, the Fund maintains asset coverage in accordance with Section 18(a)(1)(A) of the 1940 Act.

With respect to the Fund’s reverse repurchase agreements, the Fund relies upon Rule 18f-4 under the 1940 Act. Pursuant to Rule 18f-4(d), a fund entering into reverse repurchase agreements may elect to either (i) treat such reverse repurchase agreements as indebtedness for purposes of the asset coverage requirements of Section 18 of the 1940 Act, or (ii) treat reverse repurchase agreements as derivative transactions for purposes of Rule 18f-4. The Fund has elected to treat reverse repurchase agreements as derivatives for purposes of Rule 18f-4. The Fund notes that it has disclosed this election in the body of the Prospectus under “Use of Leverage—Reverse Repurchase Agreements.”

Comment 4      Prospectus Summary – Distributions. Please further disclose consequences of return of capital, in particular clarify that a return of capital will increase taxes or reduce loss deduction on a disposition.

The Fund has added the requested disclosure.

Comment 5      Please fill in blanks throughout the Registration Statement.

The Fund has filled in any open item throughout the Registration Statement.

Comment 6      Certain Provisions of Delaware Law, the Declaration of Trust and By-Laws – Additional Provisions of the Declaration of Trust and By-Laws. Certain disclosure in this section does not appear to match the Declaration of Trust. Please confirm that the Declaration of Trust referenced in the Exhibit Index is correct, and if so, revise disclosure in this section to match the Declaration of Trust.

The Fund confirms that the Declaration of Trust of the Fund is as filed as and exhibit to the Registration Statement. The Fund will revise the disclosure under the heading “Certain Provisions of Delaware Law, the Declaration of Trust and By-Laws – Additional Provisions of the Declaration of Trust and By-Laws” to conform to the Declaration of Trust.

Comment 7      Certain Provisions of Delaware Law, the Declaration of Trust and By-Laws – Additional Provisions of the Declaration of Trust and By-Laws. Please revise the exclusive forum provisions of the Fund’s By-Laws to exclude claims arising under the Federal securities laws. Please also disclose in the Prospectus corresponding risks of such provision as to non-federal securities law claims (e.g. that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

The Fund has amended the By-Laws and revised the relevant disclosure as requested.

Securities and Exchange Commission

August 30, 2024

Comment 8       Item 25 – Exhibit Index. Confirm that hyperlinks in EDGR filing are correct for Exhibit (a), and add a hyperlink for Exhibit (a)(i).

The Fund has added the missing hyperlink.

Accounting Comments

Comment 9       Please consider including in the transmittal letter the reason for the filing.

The Fund will include the reason for the filing in future transmittal letters.

Comment 10    Please include hyperlinks for any documents incorporated by reference, in any section of the Registration Statement.

The Fund has included hyperlinks where applicable throughout the Registration Statement.

* * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy